OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                      August 31, 2005                    FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2232
                                                    EMAIL: JATKINS@OLSHANLAW.COM

VIA FACSIMILE
-------------
Ms. Cheryl Grant
Mail Stop 0407 (1 Station Place)
450 Fifth St., N.W.
Washington, D.C. 20549
Facsimile No. (202) 772-9205

                       RE:   LYNCH INTERACTIVE CORPORATION
                             AMENDED PRELIMINARY PROXY MATERIALS

Dear Ms. Anderson:

            We are  securities  counsel to Lynch  Interactive  Corporation  (the
"Company") and are submitting,  on behalf of the Company,  its responses to oral
comments  we  received  from  the  Securities  and  Exchange   Commission   (the
"Commission") in a telephone  conversation with you on August 26, 2005, relating to the filing of the Company's amended preliminary proxy materials.  Pursuant to our telephone conversation with you, we are attaching only the relevant pages of the Company's  amended  preliminary  proxy  statement (the "Amended  Preliminary
Proxy Statement") as indicated below, marked to show changes from the last draft that we filed on August 19, 2005 where applicable.

                                  SCHEDULE 14A
                                  ------------

1.          PLEASE  SUBMIT THE  PERFORMANCE  GRAPH  REQUIRED  BY ITEM  402(E) OF
            REGULATION  S-K  PROMULGATED  UNDER THE  SECURITIES  EXCHANGE ACT OF
            1934, AS AMENDED (THE "ACT").

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

August 31, 2005

            This  information  appears in the clean  Amended  Preliminary  Proxy
Statement; the relevant page of the clean version is attached hereto.

2.          THERE ARE A FEW INSTANCES IN THE AMENDED PRELIMINARY PROXY STATEMENT
            WHERE  DISCLOSURES ARE MADE AS OF MARCH 31, 2005.  PLEASE UPDATE ALL
            SUCH  DISCLOSURES  TO REFLECT  THE  INFORMATION  AS OF A MORE RECENT
            DATE.

            The Amended  Preliminary  Proxy Statement has been amended to update this information,  and all marked pages reflecting these changes are attached hereto.

3.          THROUGHOUT  THE  DOCUMENT,  YOU  REFER TO  CERTAIN  TRANSACTIONS  AS
            "FAIR." PLEASE INDICATE THAT THESE  TRANSACTIONS ARE  "SUBSTANTIVELY
            AND PROCEDURALLY FAIR."

            The Amended  Preliminary Proxy Statement has been amended to reflect this requested change, and all marked pages reflecting these changes are attached hereto.

4.          THE COMMISSION IS CONCERNED THAT THE COMPANY'S DECISION TO "GO DARK"
            IS MOTIVATED BY A DIP IN THE PRICE OF THE  COMPANY'S  COMMON  STOCK,
            PAR VALUE $0.0001 PER SHARE (THE "COMMON  STOCK").  PLEASE ELABORATE
            ON THE REASONS THAT THE COMPANY IS DECIDING TO DELIST AND DEREGISTER
            THE COMMON STOCK AT THIS TIME.

            As  indicated  in  the  Amended  Preliminary  Proxy  Statement,  the
            Company's  choice  to "go  dark" at this  time is  motivated  by the imminent  applicability  to  the  Company  of  Section  404  of  the
            Sarbanes-Oxley  Act of 2002. We have  highlighted  the discussion of this decision in the clean version of the Amended  Preliminary Proxy
            Statement and attached these pages for your reference. The Company's decision to delist and  deregister  is unrelated to movements in the price of the Common Stock.

                                     CLOSING

            We  welcome  a further  discussion  on any of our  points  addressed within this response letter. I may be reached at (212) 451-2232.

                                                 Very truly yours,

                                                 /s/ Jessica L. Atkins
                                                 ---------------------
                                                 Jessica L. Atkins

cc:  Robert E. Dolan
     John A. Cole
     Paul Goldstein
     David J. Adler

                            RESPONSE TO QUESTION #1

                                  PERFORMANCE

                                PERFORMANCE GRAPH

            The graph below compares the cumulative total stockholder  return on our Common Stock for the period January 1, 2000 through  December 31, 2004, with the  cumulative  total  return  over the same  period  on the broad  market,  as measured by the American Stock Exchange Market Value Index, and on a peer group.
The peer group  index is based on the total  returns  earned on the stock of the publicly-traded  companies  included  in the Media  General  Financial  Services database under SIC Code 4813, Telephone  Communications,  except Radio Telephone
(135 companies).  The data presented in the graph assumes that $100 was invested in our Common  Stock and in each of the  indexes on January 1, 2000 and that all dividends were reinvested.  The stock price  performance  shown on the following graph is not necessarily indicative of future price performance.

[OBJECT OMITTED]

                                       53

                        RESPONSES TO QUESTIONS #2 AND #3

                                  MARKED PAGES

            As of August 26, 2005 there were  approximately  2,752,251 shares of our Common Stock outstanding and approximately 889 holders of record. As of such date,  approximately  690  holders  of record  held fewer than 100 shares of our
Common Stock.  As a result,  we believe that the reverse stock split will reduce the number of our holders of record to  approximately  200,  while only reducing the  number  of  outstanding  shares to  approximately  27,410  (2,741,000  on a pre-reverse stock split basis).

            EFFECTS ON STOCKHOLDERS WITH FEWER THAN 100 SHARES OF COMMON STOCK

            If the reverse  stock  split is  implemented,  stockholders  holding fewer than 100 shares of our Common Stock  immediately  before the reverse stock split, sometimes referred to as Cashed Out Stockholders, will:

         o  not receive a  fractional  share of Common  Stock as a result of the reverse stock split;

         o  receive  cash  equal to the fair  market  value of the shares of our
            Common Stock they held immediately before the reverse stock split in accordance with the procedures described in this proxy statement;

         o  not be required to pay any service charges or brokerage  commissions in connection with the reverse stock split;

         o  not receive any  interest on the cash  payments  made as a result of the reverse stock split; and

         o  have no further ownership interest in our Corporation and no further voting rights.

            Cash payments to Cashed Out  Stockholders as a result of the reverse stock split will be subject to income taxation.  For a discussion of the federal income tax  consequences  of the reverse stock split,  please see the section of this proxy statement entitled "Material Federal Income Tax Consequences."

            If you do not currently  hold at least 100 shares of Common Stock in a single  account and you want to  continue  to hold shares of our Common  Stock after the  reverse  stock  split,  you may do so by taking any of the  following actions:

         1. Purchasing a sufficient  number of  additional  shares of our Common
            Stock in the open market or privately and having them  registered in your name and consolidated with your current record account,  if you are a record  holder,  or having them entered in your account with a nominee (such as your broker or bank) in which you hold your current shares so that you hold at least 100 shares of our  Common  Stock in your account  immediately  before the effective  time of the reverse stock split;

         2. If you  hold  an  aggregate  of 100 or  more  shares  in two or more accounts,  consolidating your accounts so that you hold at least 100 shares of our Common  Stock in one  account  immediately  before the effective time of the reverse stock split; or

         3. Transferring  your shares  into an account  with a broker or bank so that the shares are held in "street  name," and if the nominee holds at least 100 shares and does not  receive  instructions  from you to cash out your position, your beneficial interest will continue.

                                       15

ALTERNATIVE TRANSACTIONS CONSIDERED

            In making the  determination  to submit the reverse  stock split for approval by our stockholders,  our Board of Directors considered the feasibility of certain other alternative transactions, as described below, each of which was ultimately rejected because of its disadvantages:

         o  ISSUER  TENDER  OFFER.   Our  Board  of  Directors   considered  the
            feasibility  of an issuer tender offer to  repurchase  the shares of our Common Stock held by our unaffiliated stockholders.  A principal disadvantage  of this type of transaction  relates to our ability to secure the debt  financing  needed to effect a tender offer in which
            there  is  full  participation  by  unaffiliated  stockholders.   We
            recently  replaced  our $5  million  of line of  credit  from  First
            National  Bank of  Omaha  with a $10  million  line of  credit  from
            Webster  Bank,  N.A. The purpose of this line of credit is to supply us with needed working  capital.  Our Board does not believe,  given our leveraged capital  structure,  that additional debt is desirable at this time, even if it could be obtained in amounts  sufficient to purchase  the  shares  of  every  stockholder  that  might  want  to participate.  In addition,  although the voluntary  nature of such a transaction is an advantage for our  stockholders,  we would have no assurance that the transaction  would result in a sufficient  number of shares being tendered. Finally, the going private rules regarding the  treatment  of our  stockholders  in a tender  offer,  including pro-rata  acceptance  of  offers  from  our  stockholders,  make  it difficult  to ensure that we would be able to  significantly  reduce the number of holders of record to a level below 300.

         o  TRADITIONAL STOCK REPURCHASE PROGRAM. In September 1999,  subsequent to our  spin-off  from  Lynch  Corporation,  the Board of  Directors authorized  the purchase by the  Corporation of up to 100,000 shares of our Common  Stock.  Through  January 5, 2005,  when all purchases stopped,  the Corporation had purchased  72,700 shares at an average price of $32.26 per share, with prices ranging from $20.10 on May 5,
            2003  to  $53.97  on  January  28,  2002.  Our  Board  of  Directors
            considered  increasing  the  number of shares  subject to this stock repurchase plan. However,  repurchasing enough shares in this manner to enable us to deregister  under the Exchange Act would likely take an extended  period of time,  would have no assurance of success and would be of indeterminate cost.

            The  Corporation  was not  considering  going dark in September 1999 when it approved the repurchase  plan and did not consider this step until August 2004. Also,  shares purchased since July 2004 were made automatically  pursuant  to a  non-discretionary  arrangement  until
            January 5, 2005, when all purchases stopped.

            The Corporation reserves the right to recommence purchases following the reverse  stock split under the present Board  authorization  and has  made no  decision  as to  whether  or not to ask the  Board  to increase the number of shares authorized for purchase in the future.

         o  ODD-LOT REPURCHASE  PROGRAM.  Our Board of Directors also considered the  feasibility  of a transaction in which we would announce to our stockholders  that we would  repurchase,  at a designated  price per share,  the shares of our Common Stock held by any  stockholder  who holds  fewer than a  specified  number of shares and who offers such shares for sale pursuant to the terms of the program.  The voluntary
            nature  of  such  an  approach   would  be  an  advantage   for  our
            stockholders.   However,  because  our  stockholders  would  not  be
            required to participate  in the program,  we could not be certain at the outset whether a sufficient number of odd-lot stockholders would participate  and  thereby  result in the number of holders of record being  reduced  to below 300.  In terms of  timing,  such a program, especially  after giving  effect to any  extensions of deadlines for

                                       29

            tendering into the program,  would likely  necessitate a longer time frame than that of the reverse stock split.

         o  MAINTAINING  THE STATUS QUO. Our Board of Directors also  considered maintaining the status quo. In that case, we would continue to incur the expenses of being a public  reporting  company without  enjoying the benefits traditionally  associated with public reporting company status.

            Expense  reductions  may be  achievable  through  centralization  of various functions (e.g., accounting, receivables and payables, etc.)
            and  moving  financing  activities  up to  the  parent  level.  This approach  has  always  been  rejected  in favor  of a  decentralized
            approach   which   maintains   autonomy   for   management   at  the
            Corporation's operating subsidiaries.  Both management and the Board of Directors  believe this  distinguishes  the Corporation  from its competitors  and makes it an attractive  company to sell a privately owned  business to.  Despite this,  the Board of Directors  recently approved a $10 million  capital  budget for 2005, as compared to $22 million  for  2004.  However,  the  Corporation  continues  to  face significant  cash  expenditures in defending the Taylor False Claims
            Act case disclosed in the Corporation's  Annual Report on Form 10-K, which expenditures to date are approximately $5,000,000. Although we believe that this lawsuit is completely  without merit,  the alleged damages  sought  by  plaintiff  in this  case  are in  excess  of $1 billion, an indeterminate proportion of which might have to be borne by the  Company,  making us an  unattractive  candidate  for a third party buy-out at this time.

FAIRNESS OF THE REVERSE STOCK SPLIT

            Our Board of Directors has fully  reviewed and considered the terms, purpose, alternatives and effects of the reverse stock split and has unanimously determined (including by a majority of directors who are not our employees) that the transaction is in our best interests and is  substantively  and procedurally fair to the unaffiliated stockholders.

            The  reverse  stock split is not  structured  in such a way so as to require the  approval of at least a majority of our  unaffiliated  stockholders, because our affiliated  stockholders  only own  approximately  26% of our voting securities.  Despite the  foregoing,  our Board of Directors  believes  that the
reverse   stock  split  is   substantively   and   procedurally   fair  to  each
differently-impacted group of stockholders - those unaffiliated stockholders who will be cashed-out and those  unaffiliated  stockholders  who will be Continuing
Stockholders - due to: (i) the requirement  that the proposal receive a majority vote, including a substantial portion of the unaffiliated stockholders, in order to be approved and (ii) the ability of the unaffiliated stockholders,  by taking the  steps  described  in the  eighth  and ninth  questions  and  answers  under
"Questions and Answers about the Meeting and  Proposals," to switch their status from Cashed Out  Stockholder to Continuing  Stockholder  (or vice versa) as they see fit.  Further,  Continuing  Stockholders have the advantage of continuing as stockholders in a company that will not be subject to the costs  associated with compliance with Section 404 of  Sarbanes-Oxley.  This savings will significantly decrease our ongoing expenses, which will improve our liquidity.

            In  evaluating  the fairness of the reverse stock split with respect to the  unaffiliated  stockholders  in  particular,  our Board of Directors also noted that the transaction  would not  differentiate  among  stockholders on the basis of affiliate status.  The sole determining factor in whether a stockholder will become a Cashed Out Stockholder or a Continuing  Stockholder as a result of the  reverse  stock  split is the  number  of  shares  held by such  stockholder immediately  before the  effective  time of the reverse  stock  split.  For this reason the Board did not  consider  it  necessary  to  appoint  an  unaffiliated representative  to act  solely  on behalf of the  unaffiliated  stockholders  in negotiating  or  preparing a report on the  transaction.  Our Board of Directors

                                       30

also noted that the percentage ownership of each Continuing Stockholder, whether affiliated or unaffiliated,  will be  approximately  the same as it was prior to the reverse stock split.

            Our Board of Directors  considered the advantages and  disadvantages of the  reverse  stock  split  discussed  in  the  sections  "Advantages  of the
Proposal" and  "Disadvantages  of the Proposal" in reaching its conclusion as to the  substantive  and  procedural  fairness  of the  reverse  stock split to our unaffiliated stockholders. Our Board of Directors did not assign specific weight to each advantage and disadvantage in a formulaic fashion, but did place special emphasis on the opportunity for  unaffiliated  stockholders,  if they hold fewer than 100 shares  immediately  before the  effective  time for the reverse  stock split, to sell their holdings without brokerage fees or commissions,  as well as the significant cost and time savings for us.

            In considering the formula to be used for determining the price paid to Cashed Out Stockholders,  the Board of Directors considered the going concern value,  the  current  market  value  and  the  historical  market  value  of the
Corporation's  Common  Stock,  but did not  consider  firm  offers,  because the
Corporation had received no firm offers during the past two years.  The Board of
Directors also considered the opinion and report of the Corporation's  financial advisor,  Caymus  Partners,  LLC.  The  Board  believed  that  Caymus  Partners'
discounted  cash flow  analysis  presented  the most  accurate  measure of going concern  value  because  such a measure  attempts to value the  Company,  not in comparison  to other  companies  or  transactions,  but as a  company  that will continue to operate.  Using the discounted  cash flow analysis,  Caymus Partners determined  that the implied  equity value per share for the Company ranged from
$24.05 to $33.96 (with a mean value of $29.00).

            In addition,  Caymus  Partners  calculated the book value per share,
$12.56 as of December 31, 2004, and the liquidation value per share,  $-20.90 as of April 20, 2005, which analysis was adopted by the Board of Directors.  Caymus
Partners  focused its analysis on current and historical  market values,  on the values of comparable  companies and transactions,  and on the present discounted value of projected cash flows of the Corporation (as described above in "Opinion of Financial  Advisor"),  each of which it felt was a more accurate indicator of going  concern value than either book value per share or  liquidation  value per share.

            Neither the Board of Directors nor the financial advisor  separately considered  prices  paid by the  Corporation  under its stock  repurchase  plan, because  such  prices  were  market  prices  that had  already  been  considered directly.  However,  through  January 5, 2005, when all purchases  stopped,  the
Corporation  repurchased  such  shares at an average  price of $32.26 per share, which is more than $3.00 per share over the $29.00 "floor"  established  for the reverse stock split.  This  disparity is explained  completely by changes in the price of the Corporation's Common Stock on the AMEX at different times.

            The Board of  Directors,  in  developing  the pricing  formula to be used,  considered  market  prices of the Common Stock over the  12-month  period ending March 31, 2005. During that period,  the market price of the Common Stock ranged from high of $37.95 to a low of $19.25.  If the  reverse  stock split had taken place on January 18, 2005, the Company's  stockholders would have received
$30.25 per share based on the market price of the Common Stock,  a $1.25 premium over the $29.00 per share "floor" price. However, if the reverse stock split had taken place on March 31, 2005, stockholders would have received $24.00 per share based on the market price of the Common Stock,  a $5.00 discount from the $29.00 per share "floor" price.  The Board also  considered  recent  declines in market prices of the Common  Stock as  compared  to the higher  prices  during  certain periods of the first  quarter  of 2005.  In an effort to take into  account  the discount that the cash payable in the reverse stock split represents as compared to the recent higher market  prices,  while also taking into account the general downward trend of the Corporation's  stock price, the Board of Directors settled on a 20%  premium  over the 20-day  average  closing  price  formula and added a
"floor"  price of $29 per share.  The Board felt that such a formula  provided a

                                       31

                                 PROPOSAL NO. 1

                                  AMENDMENT TO
                      RESTATED CERTIFICATE ON INCORPORATION
                         TO EFFECT A REVERSE STOCK SPLIT

            We are seeking  approval of the reverse stock split described above.
If approved by our  stockholders,  and upon subsequent final action of our Board of  Directors,  we  will  file  an  amendment  to our  Restated  Certificate  of
Incorporation to effect a 1-for-100 reverse stock split of our Common Stock.

            The  following  discussion,  together  with  the  "Special  Factors"
section set forth above in this proxy  statement,  describes  in more detail the reverse stock split.

SPECIAL INTERESTS OF AFFILIATED PERSONS IN THE TRANSACTION

            In  considering  the  recommendation  of our Board of Directors with respect to the reverse stock split,  our  stockholders  should be aware that our executive officers and directors have interests in the transaction, which are in addition  to,  or may be  different  from,  our  stockholders  generally.  These interests may create potential conflicts of interest including,  but not limited to,  the  significant  increase  in legal  exposure  for  members  of  boards of directors of public reporting  companies,  especially in the aftermath of recent legislation and related regulations. While there are still significant controls,
regulations   and   liabilities   for  directors  and  executives   officers  of
unregistered  companies,  the legal  exposure  for the  members  of our Board of
Directors  and our  executive  officers  will be reduced after the reverse stock split.

            Each of the  directors and officers has indicated to us that it will vote its shares of our Common Stock in favor of  authorizing  the reverse  stock split.  Such directors and officers will receive cash or not solely basis of the number of shares held by them immediately prior to the effective time, just like unaffiliated stockholders.

COSTS/SOURCE OF FUNDS AND EXPENSES

            Based on estimates  of the record  ownership of shares of our Common
Stock,  the number of shares  outstanding  and other  information as of June 30,
2005, and assuming that 10,000 shares are cashed out, we estimate that the total funds  required  to  consummate  the reverse  stock split will be  approximately
$512,000, of which approximately  $340,000 will be used to pay the consideration to  stockholders  entitled to receive  cash for their shares of our Common Stock and  $172,000  will be used to pay the  costs of the  reverse  stock  split,  as follows:

                   Legal fees and expenses         $135,000
                   Financial consulting              30,000
                   Proxy solicitation and
                       transfer agent fees            7,000
                                                   --------
                                                   $172,000
                                                   ========

                                       34

            These  expenses do not include the normal  costs of  conducting  the annual  meeting of  stockholders,  because  those costs would be incurred in the normal course of business of a public reporting company.

            We intend to fund these costs using cash on hand and, if  necessary, by accessing our credit line.  As of June 30, 2005,  the  Corporation  had $27.7 million in cash and cash equivalents on a consolidated  basis. Much of this cash is held at  subsidiaries.  In order to manage its liquidity the  Corporation has recently  negotiated  a $10 million,  3-year line of credit with  Webster  Bank,
National  Association  to be used for general  corporate  purposes.  The line of credit is unsecured, contains typical representations and covenants and provides for  interest at 1.5% above the greater of (i) Webster  Bank's  "prime rate" (as defined therein) and (ii) the Federal Funds rate plus 0.5%.

FEDERAL INCOME TAX CONSEQUENCES

            Summarized  below are material federal income tax consequences to us and to our  stockholders  resulting  from  the  reverse  stock  split,  if it is consummated.  This summary is based on the  provisions  of the Internal  Revenue
Code of 1986, as amended,  more commonly  referred to as the Code,  the Treasury
Regulations,  issued pursuant thereto, and published rulings and court decisions in effect  as of the date  hereof,  all of which are  subject  to  change.  This
summary  does  not  take  into  account   possible   changes  in  such  laws  or
interpretations,  including  amendments to the Code, other applicable  statutes,
Treasury Regulations and proposed Treasury Regulations or changes in judicial or administrative  rulings; some of which may have retroactive effect. No assurance can be given that any such changes will not adversely  affect the federal income tax consequences of the reverse stock split.

            This summary  does not address all aspects of the  possible  federal income tax  consequences  of the reverse  stock split and is not intended as tax advice to any  person  or  entity.  In  particular,  and  without  limiting  the foregoing, this summary does not consider the federal income tax consequences to our stockholders in light of their individual  investment  circumstances  nor to our stockholders  subject to special treatment under the federal income tax laws
(for  example,  tax  exempt  entities,   life  insurance  companies,   regulated
investment  companies and foreign  taxpayers),  or who hold,  have held, or will hold our Common Stock as part of a straddle,  hedging, or conversion transaction for federal income tax purposes. In addition,  this summary does not address any consequences  of the reverse  stock split under any state,  local or foreign tax laws.

            We will not obtain a ruling from the Internal  Revenue Service or an opinion  of  counsel  regarding  the  federal  income  tax  consequences  to our stockholders  as a result  of the  reverse  stock  split.  Accordingly,  you are
encouraged  to  consult  your  own  tax  advisor   regarding  the  specific  tax
consequences of the proposed  transaction,  including the application and effect of state, local and foreign income and other tax laws.

            This  summary  assumes  that  you  are one of the  following:  (i) a citizen or resident of the United States, (ii) a domestic corporation,  (iii) an estate  the  income of which is  subject  to United  States  federal  income tax regardless of its source,  or (iv) a trust if a United States court can exercise primary  supervision  over the  trust's  administration  and one or more  United
States persons are authorized to control all substantial decisions of the trust.
This  summary  also  assumes  that you have held and will  continue to hold your shares as capital assets for federal income tax purposes.

            You should  consult your tax advisor as to the  particular  federal, state, local,  foreign, and other tax consequences,  applicable to your specific circumstances.

                                       35

APPRAISAL RIGHTS

            Under the Delaware General Corporation Law, our Restated Certificate
of Incorporation and our Bylaws,  our stockholders are not entitled to appraisal rights.  We are not aware of any similar rights  available  under any applicable law,  regulation,  custom or  contract  to  security  holders  who object to the transaction.

VOTES REQUIRED

            In order to approve the reverse stock split,  stockholders holding a majority of the shares of our Common Stock  outstanding  and entitled to vote at the Annual  Meeting of  stockholders,  voting  together as a single class,  must approve the filing of the  certificate of amendment to our Restated  Certificate of Incorporation  to effect the reverse stock split.  Following this stockholder approval,  our  Board of  Directors  will  determine  when,  and if, to file the amendment with the Secretary of State of the State of Delaware.  Mr. Gabelli has
indicated that he intends to vote shares  beneficially  owned by him in favor of the proposal.

RECOMMENDATION OF OUR BOARD OF DIRECTORS

            Our Board of Directors has  unanimously  determined that the reverse stock split is substantively and procedurally fair to, and in the best interests of, us and our stockholders.

            THE BOARD OF DIRECTORS  RECOMMENDS THAT THE STOCKHOLDERS  VOTE "FOR"
THE APPROVAL AND ADOPTION OF THE CERTIFICATE OF AMENDMENT TO LYNCH INTERACTIVE'S
RESTATED CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT.

            Please note that voting  "FOR" the  proposal  does not mean that the reverse stock split will be consummated.  By voting "FOR" the proposal,  you are giving our Board of Directors the  discretion to reject (and not  implement) the reverse stock split (even after the amendment is approved by the  stockholders).
If for any reason the reverse stock split is not approved,  or, if approved, not implemented,  the shares of our Common Stock will not be deregistered  under the
Exchange  Act or  delisted  from the AMEX,  unless and until such time as we are eligible to do so and our Board of Directors decides to do so.

            PLEASE NOTE THAT BOTH PROPOSAL NO. 1, THE REVERSE  STOCK SPLIT,  AND
PROPOSAL NO. 2 BELOW, THE OPTION TO REPURCHASE SHARES,  MUST BOTH BE APPROVED BY
OUR STOCKHOLDERS OR NEITHER PROPOSAL WILL TAKE EFFECT.

                                 PROPOSAL NO. 2

                                  AMENDMENT TO
                      RESTATED CERTIFICATE ON INCORPORATION
                      TO GRANT OPTION TO REPURCHASE SHARES

            In connection with the reverse stock split  described  above, we are seeking  approval of an amendment to our Restated  Certificate of  Incorporation granting to us an option to repurchase any shares of Common Stock proposed to be transferred if the proposed transfer would cause the number of holders of record of our  Common  Stock to equal or exceed  300.  The  purpose of the option is to ensure that the Corporation does not,  inadvertently,  become subject to federal securities law reporting requirements and Section 404 in the future. If approved by our stockholders, and upon subsequent final action of our Board of Directors,

                                       38

FORM AND PAYMENT OF ANNUAL BONUS

            With  respect  to each  participant,  payment  under  the  Principal
Executive  Bonus  Plan will be made in cash in an amount  equal to the  achieved annual bonus and may be made only after attainment of the performance  goals has been certified in writing by the  subcommittee.  Unless otherwise  determined by the subcommittee in its sole discretion,  each participant  shall, to the extent the  applicable  performance  goals with  respect  to the annual  bonus pool are attained at the end of each calendar year,  have the right to receive payment of a prorated  portion  of such  participant's  annual  bonus  under the  Principal
Executive  Bonus  Plan for any  calendar  year  during  which the  participant's employment  with us is  terminated  for any reason  other than for  "cause"  (as determined by the subcommittee in its sole discretion).

AMENDMENT AND TERMINATION OF PRINCIPAL EXECUTIVE BONUS PLAN

            The subcommittee may at any time and from time to time alter, amend, suspend or terminate  the  Principal  Executive  Bonus Plan in whole or in part;
provided,   that  no  amendment  shall,   without  the  prior  approval  of  our
stockholders to the extent  required under Code Section  162(m):  (i) materially alter the  performance  goals,  (ii)  increase the maximum  annual bonus for any calendar year,  (iii) change the class of persons eligible to participate in the
Principal  Executive  Bonus Plan, or (iv) implement any change to a provision of the Principal Executive Bonus Plan requiring  stockholder  approval in order for the Principal  Executive Bonus Plan to continue to comply with the  requirements of Section 162(m) of the Code. Notwithstanding the foregoing, no amendment shall
affect   adversely  any  of  the  rights  of  any   participant,   without  such
participant's  consent,  under an award theretofore  granted under the Principal
Executive Bonus Plan.

PERFORMANCE AWARDS

            Mr. Gabelli,  the only participant in the Principal  Executive Bonus
Plan,  did not receive a bonus in respect of 2004.  For a description  of awards made over the last five years under the  Principal  Executive  Bonus  Plan,  see
"Executive  Compensation and Benefits Committee Report on Executive Compensation
- Executive  Officer  Compensation  Program,"  and " - Chief  Executive  Officer
Compensation."

VOTES REQUIRED

            Approval  of  this  Proposal  requires  the  affirmative  vote  of a majority of the shares of our Common Stock voting on the proposition,  excluding any  abstentions.  Mr.  Gabelli  has  indicated  he  intends  to vote the shares beneficially owned by him in favor of the proposal.

RECOMMENDATION OF OUR BOARD OF DIRECTORS

            THE BOARD OF  DIRECTORS  (OTHER THAN MR.  GABELLI,  WHO IS MAKING NO
RECOMMENDATION)  RECOMMENDS  A VOTE  "FOR"  THE  RE-APPROVAL  OF  THE  PRINCIPAL
EXECUTIVE BONUS PLAN.

                           MARKET RELATED INFORMATION

MARKET FOR COMMON STOCK

            Our  Common  Stock  currently  trades on the AMEX  under the  symbol
"LIC".  On August  26,  2005,  the most  recent  practicable  date  prior to the printing of this proxy  statement,  the closing  price for our Common  Stock was
$25.55 per share, and there were 889 stockholders of record. The following table lists  the high  and low  sales  prices  of our  Common  Stock  for the  periods indicated below.

                                       42

                Period                                                    High            Low
                ------                                                    ----            ---

                Fiscal Year Ended December 31, 2003
                             1st Quarter                                 $28.00          $21.50
                             2nd Quarter                                  24.80           19.50
                             3rd Quarter                                  27.75           23.95
                             4th Quarter                                  27.41           21.80

                Fiscal Year Ended December 31, 2004
                             1st Quarter                                 $27.50          $21.50
                             2nd Quarter                                  37.95           28.00
                             3rd Quarter                                  36.50           29.50
                             4th Quarter                                  34.75           30.45

                Fiscal Year Ending December 31, 2005
                             1st Quarter                                 $31.99          $19.25
                             2nd Quarter                                 $30.75          $20.25
                             3rd Quarter (through August 26,
                             2005)                                       $26.00          $22.00

DIVIDEND POLICY

            We have not paid  cash  dividends  on our  Common  Stock  since  our inception and intend to continue to retain earnings for operations.

                                 PROPOSAL NO. 4

                              ELECTION OF DIRECTORS

            Upon the  recommendation of our nominating  committee,  our Board of
Directors  has nominated  Morris  Berkowitz,  Paul J. Evanson,  John C. Ferrara,
Mario J. Gabelli,  Daniel R. Lee,  Lawrence R. Moats and  Salvatore  Muoio to be
elected at the 2005  Annual  Meeting as  members of our Board of  Directors,  to serve until the next Annual  Meeting and until their  respective  successors are elected. If for any reason any nominee does not stand for election,  the proxies solicited  by this proxy  statement  will be voted in favor of the  remainder of those named and may be voted for a substitute  nominee in place of such nominee.
Our management,  however,  has no reason to expect that any of the nominees will not stand for election.

            Our Bylaws  provide that our Board of Directors  shall consist of no less than two and no more than nine members and that any  vacancies on our Board
of   Directors,   from   whatever   cause   arising,   including   newly-created
directorships,  may be filled by the remaining  directors until the next meeting of our stockholders.

            Biographical summaries and ages of the nominees as of June 30, 2005, are set forth  below.  Data with  respect  to the number of shares of our Common
Stock  beneficially  owned  by each  of them  appears  elsewhere  in this  proxy statement. All such information has been furnished to us by the nominees.

            Director
            Nominee                Age            Professional Background
            -------                ---            -----------------------

                                       43

discretion  of the  committee  to award  annual  bonuses  above the  established maximum annual bonus. The Principal  Executive Bonus Plan is designed to satisfy an  exemption  from Section  162(m) of the Code,  which denies a deduction by an employer for certain  compensation  in excess of  $1,000,000  per year. In 2002, from the annual  bonus pool of  $310,000,  Mr.  Gabelli  was  awarded a bonus of
$195,000. In 2003, from the annual bonus pool of $1,600,000 Mr. Gabelli was paid a bonus of $850,000. In 2004, from an annual bonus pool of $265,000, Mr. Gabelli was paid no bonus.

LYNCH INTERACTIVE CORPORATION 401(K) SAVINGS PLAN

            All our employees are eligible to  participate in our 401(k) Savings
Plan,  after having  completed one year of service and having reached the age of
18.

            Our 401(k) Savings Plan permits  employees to make  contributions by
deferring  a  portion  of  their   compensation.   We  may  make   discretionary
contributions to our 401(k) Savings Plan accounts of participating  employees. A participant's  interest in both employee and employer contributions and earnings thereupon are fully vested at all times.

            Employee and employer  contributions  are invested in certain mutual funds or our Common Stock,  as determined by the  participants.  With respect to the  individuals  listed in the  Summary  Compensation  Table,  each of  Messrs.
Gabelli and Dolan  deferred  $12,000 under the 401(k)  Savings Plan during 2004, which amounts have been included for each individual in the Summary Compensation
Table.

            BENEFITS

            We provide  medical,  life insurance and disability  benefits to the executive  officers that are generally  available to all of our  employees.  The amount of  perquisites,  as determined  in accordance  with the rules of the SEC relating to executive  compensation,  did not exceed 10% of salary and bonus for
2004.

CHIEF EXECUTIVE OFFICER COMPENSATION

            The following table sets forth compensation  received by Mr. Gabelli for the last five years, for serving as our Chief Executive Officer:

                             2000        2001         2002         2003         2004
                             ----        ----         ----         ----         ----
               Salary     $350,000     $350,000     $350,000     $250,000     $350,000
               Bonus      $      0     $      0     $195,000     $850,000     $      0

            Mr.  Gabelli  performs  the  usual  functions  of a chief  executive officer  and  is  particularly  involved  in  the  development  of  acquisition, investment and financial  strategies.  The  compensation  committee  considers a number of  factors  in  determining  the  compensation  of the  Chief  Executive
Officer, including our size and scope, the role of leadership, particularly that of Mr.  Gabelli,  in  developing  existing  businesses  and in making  strategic acquisitions,  our  financial  performance  as  reflected by the increase in our internally  estimated  private  market value as well as our public market value, and return on  stockholders'  equity.  Effective in 2000,  Mr.  Gabelli's  prior
$500,000  salary was reduced to $350,000,  in connection  with our spin off from
Lynch Corporation, with no raise until 2004. Following Mr. Gabelli's resignation as Chairman and his appointment as Vice Chairman, effective January 1, 2003, Mr.
Gabelli's  salary was  reduced to  $250,000.  In 2003,  based on the formula set

                                       51

forth  in the  Principal  Executive  Bonus  Plan,  the  annual  bonus  pool  was
$1,600,000,  with the maximum bonus payable to Mr.  Gabelli not to exceed 80% of the annual bonus pool. The compensation  committee,  which has the discretion to reduce  the  bonus  payable  to Mr.  Gabelli,  approved  a  bonus  of  $850,000, representing  approximately  53.1% of the annual  bonus pool,  to be paid to Mr.

Gabelli.  In 2004, Mr. Gabelli's salary was increased to $350,000  following his resumption of his Chief Executive Officer duties, but he was awarded no bonus in respect of 2004.

                                      Morris Berkowitz          (Member)

                                      Paul J. Evanson           (Member)

                                      Lawrence R. Moats         (Member)

                                      John C. Ferrara           (Retired Member)

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

            The  following  table sets forth,  as of August 29,  2005,  the most recent practicable date,  certain  information with respect to all persons known to us to each beneficially own more than 5% of our shares of Common Stock, which is our only  class of  voting  stock  outstanding.  The table  also  sets  forth information  with  respect  to  our  Common  Stock  beneficially  owned  by  the directors, by each nominee for director, by each of the executive officers named in the Summary  Compensation Table, and by all directors,  nominees for director and executive  officers as a group. The number of shares  beneficially  owned is determined  under  rules  of the SEC,  and the  information  is not  necessarily indicative of  beneficial  ownership  for any other  purpose.  Under such rules, beneficial  ownership  includes  any shares as to which a person has the sole or shared  voting or  investment  power or any shares  that the person can  acquire within 60 days,  such as through  exercise of stock  options or  conversions  of securities.  Except as otherwise indicated, our stockholders listed in the table have sole  voting and  investment  powers with  respect to the Common  Stock set forth in the table.  The following  information  is either  reflected in filings with the SEC or has  otherwise  been  furnished  to us by  persons  named in the table.  Unless  otherwise  indicated,  the address of each entity  listed in the table is c/o 401 Theodore Fremd Avenue, Rye, New York 10580.

          Name of                                         Amount and Nature          Percent
Beneficial Owner                                       Of Beneficial Ownership       Of Class
----------------                                       -----------------------        --------
Kinetics Asset Management, Inc. .................
470 Park Avenue South
New York, New York 10016 ........................               209,000(1)                7.6%
MJG-IV Limited Partnership ......................               620,000(2)               22.5%
Mario J. Gabelli ................................               658,583(2)(3)            23.9%
Morris Berkowitz ................................                   504                  *
Paul J. Evanson .................................                11,304                  *
John C. Ferrara .................................                 2,828                  *
Daniel R. Lee ...................................                     0                     0
Lawrence R. Moats ...............................                27,700(4)                1.0%
Salvatore Muoio .................................                16,004(5)               *
Robert E. Dolan .................................                   960(6)               *
Evelyn C. Jerden ................................                   105                  *
John A. Cole ....................................                     0                     0
All directors and named executive officers
    as a group (10 persons) .....................               717,988                  26.1%

                                       52

            Based on the foregoing reviews and discussions,  the audit committee recommended to our Board of Directors that our 2004 audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December
31, 2004.

                                Morris Berkowitz          (Member)

                                Lawrence R. Moats         (Chairman)

                                Salvatore Muoio           (Member)

                                John C. Ferrara           (Retired Chairman and Member)

                            PROPOSALS OF STOCKHOLDERS

            If our Exchange Act  registration  is not  terminated  in connection with the reverse stock split, proposals of stockholders intended to be presented at our 2006 Annual  Meeting must be received by the Corporate  Secretary,  Lynch
Interactive Corporation, 401 Theodore Fremd Avenue, Rye, NY 10580, no later than
December  15,  2005,  for  inclusion  in our proxy  statement  and form of proxy relating to that meeting.

                                  MISCELLANEOUS

            Our Board of Directors  knows of no other matters that are likely to come before the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their best judgment.

                                 ANNUAL REPORT

            Our Annual  Report for the fiscal year ended  December 31, 2004,  on
Form 10-K/A,  has been sent to each stockholder.  The Form 10-K/A was amended on or about August 31, 2005. The Form-10-K/A,  as amended and the Form 10-Q for the quarter ended June 30, 2005 are incorporated herein by reference.

                                       58

                            RESPONSE TO QUESTION #4

                       HIGHLIGHTED INFORMATION REGARDING

                    REASONS FOR DELISTING AND DEREGISTERING

           of $_____ per share for each  share held on such date.  Stockholders who own 100 or more shares of our Common Stock at the effective time of the reverse stock split will remain  stockholders,  will continue to hold whole and  fractional  shares,  and will not be  entitled to receive any cash for their fractional share interests resulting from the reverse stock split.

         o  The  amendment to our Restated  Certificate  of  Incorporation  that would  effect  the  1-for-100  reverse  split,  a form of  which  is attached as Exhibit A, would also  include a standing  option for us to repurchase  any shares of Common Stock proposed to be transferred by a  remaining  stockholder  if after such  proposed  transfer  the number of  holders  of record of our  Common  Stock  would  equal or exceed  300.  The  price to be paid for the  shares  purchased  upon exercise of this option  would be equal to (i) the mean  between the bid and asked prices (as published in the pink sheets) averaged over the 20  trading  days on which  the  shares  of  Common  Stock  were actually  quoted  immediately  preceding the date of exercise of the option or (ii) if the  Common  Stock is not then  quoted in the pink sheets, or if such determination  cannot otherwise be made, the fair market value of such shares as determined in good faith by our Board of Directors.

* * *
         o  If  consummated,  the reverse  stock split would be part of a "going dark" plan.  Following the reverse stock split,  we would have fewer than 300 holders of record and we would delist our Common Stock from the American  Stock  Exchange (the "AMEX").  We would also terminate the  registration of our Common Stock under the Securities  Exchange
            Act of 1934 (the "Exchange Act"). We would "go dark," I.E., become a
            ----  non-reporting  company for purposes of the Exchange  Act. This will  eliminate  the  significant  expense  required  to comply with public reporting and related requirements including, but not limited to, those of the  Sarbanes-Oxley Act of 2002. Our Board of Directors
            has  concluded  that  the cost  associated  with  being a  reporting company is not  justified  by its  benefits  in view of the  limited trading  activity in our Common Stock,  and has determined  that the reverse  stock  split  is fair to and in the best  interests  of our stockholders,  including our unaffiliated stockholders. See also the
            information  in  the  sections   "Recommendation  of  Our  Board  of
            Directors" and "Fairness of the Reverse Stock Split."
* * *

         o  Subsequent  to the  reverse  split,  our shares may be quoted in the
            "pink  sheets,"  but  initially at a price  approximately  100 times their current price on the AMEX. In addition, the spread between the bid and asked  prices of our Common  Stock in the pink sheets may be wider  than on the  AMEX  and the  liquidity  of our  shares  may be reduced. In order to facilitate future quotation of our Common Stock in the pink sheets and to  eliminate  any then  existing  fractional shares,  at some time after the reverse stock is  completed,  we may effect a forward stock split.

         o  If  we  "go  dark,"  we  intend  voluntarily  to  disseminate  press
            releases,   quarterly   financial   statements  and  audited  annual
            financial   statements  to  our   stockholders  and  the  investment
            community  generally  to  facilitate  quotation of our shares in the pink sheets.

         o  The members of our Board of  Directors,  including  Mario J. Gabelli
            (who may be deemed to be a controlling  stockholder  of ours),  have indicated that they intend to vote, or cause to be voted, the shares of our Common  Stock that they  directly  or  indirectly  control in favor of the reverse  stock  split.  The shares of our Common  Stock beneficially owned by directors  represent  approximately 26% of our outstanding voting securities.

         o  The  reverse  stock  split is not  expected  to affect  our  current business plan or  operations,  except for the  anticipated  cost and management time savings associated with termination of our

                                       2

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE PROPOSALS

Q:          WHAT IS THE TIME AND PLACE OF THE ANNUAL MEETING?
A:          The Annual  Meeting will be held at  __________________,  Greenwich,
Connecticut, on ______, ___, 2005, at 8:30 a.m. Eastern time.

Q:          WHAT PROPOSALS WILL BE VOTED ON AT THE ANNUAL MEETING?
A:          You are being asked to vote on the approval of a proposed  amendment to our Restated  Certificate of Incorporation  that will provide for a 1-for-100 reverse  stock split and to vote on the approval of a proposed  amendment to our
Restated  Certificate of Incorporation  that will grant to the Company the right of first refusal  option  subsequent  to the reverse  stock split.  You are also being asked to re-approve the Principal  Executive  Bonus Plan,  which was first approved in 2000, to elect seven directors,  to adjourn the meeting if necessary to solicit  additional  proxies,  and to  transact  such other  business  as may properly come before the meeting.

* * *
Q:          WHAT DOES IT MEAN TO "GO DARK" AND WHAT ARE ITS BENEFITS?
A:          If the reverse stock split is consummated,  we would have fewer than
300  holders of record,  and we would be eligible to delist from the AMEX and to terminate the  registration of our Common Stock under the Exchange Act, so that, among other  things,  we would not have to comply with the  requirements  of the
Sarbanes-Oxley Act of 2002.  Additionally,  the shares of our Common Stock would trade, if at all, only in the pink sheets or in privately  negotiated  sales. If we delist and deregister our Common Stock,  we currently  intend  voluntarily to disseminate press releases,  quarterly  financial  statements and audited annual financial statements to our stockholders and the investment community generally.
The benefits of delisting and deregistering include:

         o  Eliminating  the costs  associated  with filing  documents under the
            Exchange  Act with the SEC;
         o  Eliminating the costs of compliance with  Sarbanes-Oxley and related regulations;
         o  Reducing  the  direct  and  indirect  costs  of  administering   our
            stockholder accounts and responding to stockholder requests;
         o  Affording   our   stockholders   who  hold  fewer  than  100  shares
            immediately  before  the  reverse  stock  split the  opportunity  to receive  cash for  their  shares  without  having  to pay  brokerage commissions and other transaction costs; and
         o  Permitting  our  management  to focus its time and  resources on our long-term business goals and objectives.
* * *

Q:          WHAT ARE THE DISADVANTAGES TO "GOING DARK"?
A:          Some of the disadvantages include:

         o  Stockholders  owning  fewer  than 100  shares  of our  Common  Stock immediately  before  the  reverse  stock  split  will  not  have  an opportunity to liquidate  their shares after the reverse stock split at a time and for a price of their own choosing;  instead, they will be cashed  out and will no longer be our  stockholders  and will not have the  opportunity  to  participate in or benefit from any future potential appreciation in our value.
         o  Stockholders who will continue to be our stockholders  following the reverse  stock  split  will  no  longer  have  available  all of the information  regarding our  operations and results that is currently available in our filings with the SEC, although, as indicated above, we currently  intend to continue  voluntarily to  disseminate  press releases, quarterly and audited annual financial statements; we will no longer be subject to the  liability  provisions  of the  Exchange
            Act;   we  will  no  longer  be   subject  to  the   provisions   of
            Sarbanes-Oxley,  including  those  requiring our officers to certify the accuracy of our financial statements;

                                       4

         o  Our stockholders following the reverse stock split will no longer be able to  trade  our  securities  on the  AMEX,  but only in the pink sheets or in privately negotiated transactions,  the effect of which may be a significant reduction in liquidity;
         o  We may have less flexibility in attracting and retaining  executives and other employees because  equity-based  incentives (such as stock options,  if we ever  choose to use  them)  tend not to be viewed as having the same value in a non-reporting company; and
         o  We will be less likely to be able to use shares of our Common  Stock to acquire other companies.

See "Fairness of the Reverse Stock Split."

Q:          IS THERE A METHOD TO PREVENT  THE  NUMBER OF HOLDERS OF RECORD  FROM
REACHING 500, THEREBY MAKING US A REPORTING COMPANY AGAIN?
A:          We need to be able to keep the  number of  holders  of record of our
Common Stock below 500 in order to avoid  re-registering under the Exchange Act,
filing  public  reports  and  complying  with  Sarbanes-Oxley.   Therefore,  the
amendment to our Restated  Certificate  of  Incorporation  that would effect the
1-for-100  reverse  stock split would also  include a standing  option for us to repurchase  any shares of Common Stock proposed to be transferred by a remaining stockholder if, after such proposed  transfer the number of holders of record of our Common  Stock would equal or exceed 300. The price to be paid for the shares pursuant to this option would be equal to (i) the mean between the bid and asked prices (as  published  in the pink  sheets)  averaged  over the 20 trading  days immediately  preceding the date of exercise of the option on which the shares of
Common Stock were actually traded or (ii) if the Common Stock is not then traded in the pink sheets, or if such determination can not otherwise be made, the fair market  value for such shares as  determined  by our Board of  Directors in good faith.

* * *
Q:          LYNCH  INTERACTIVE  HAS BEEN PUBLICLY HELD SINCE 1999; WHAT ARE SOME
OF THE REASONS FOR DELISTING AND DEREGISTERING NOW?
A:          Our Board of Directors believes that we currently derive no material benefit from our status as a public reporting company. The low trading volume in our Common Stock has not provided significant liquidity to our stockholders. Our
Board of  Directors  does not expect that we will use our shares of Common Stock as  consideration  for  acquisitions  or other  transactions  in the foreseeable future and we have no present  intention  of  raising  capital  through a public offering.  Finally,  the low  trading  volume in our  Common  Stock  results  in substantial spikes in the trading price when actual trades are made on the AMEX.
The costs of remaining a public company (principally compliance with section 404 of Sarbanes-Oxley)  will be substantial for the Corporation.  See "Background of the Proposal."
* * *

Q:          AS A STOCKHOLDER, WHAT WILL I RECEIVE IN THE TRANSACTION?
A:          If the reverse stock split is consummated  and if you own fewer than
100 shares of our Common  Stock  immediately  before the  effective  time of the reverse  stock  split,  you will  receive  cash equal to the fair market  value, without interest,  of the shares of Common Stock that you own and you will cease to be our  stockholder.  The fair  market  value to be received  for  fractional shares will be equal to the greater of (i) $29.00 per share and (ii) 120% of the average of the closing  price per share of our Common Stock on the AMEX over the
20 trading days immediately  preceding the Effective Date on which the shares of
Common Stock were  actually  traded.  As our Board of Directors has retained the authority to determine  when, and if, to consummate the  transaction,  the exact amount of cash you would receive will depend on the selected  Effective Date. If you own 100 or more shares of our Common Stock immediately  before the effective time of the reverse stock split you will continue to be our stockholder, holding whole and fractional  shares (if your holdings are not divisible evenly by 100), and you will not receive any cash  payment for any of your shares in  connection with the transaction.

                                       5

                                 SPECIAL FACTORS

BACKGROUND OF THE PROPOSAL

* * *
            In recent years,  our Common Stock has attracted only limited market research attention.  There has been low trading volume on the AMEX, resulting in an  inefficient  market for our shares.  Due to the low  trading  volume and our small market  capitalization  we do not have the ability to use our Common Stock as a significant part of our employee compensation and incentives strategy or as consideration  for  acquisitions.  Our  Board  of  Directors  does  not  foresee opportunities  to raise capital  through sales of equity  securities in a public offering.  Also, our Board of Directors has  determined  that given our size and the absence of  sustained  interest by  securities  research  analysts and other factors,  we have not enjoyed an  appreciable  enhancement in our company image, which usually results from having reporting company status.

            We incur  substantial  direct and  indirect  costs  associated  with compliance with the Exchange Act's filing and reporting  requirements imposed on reporting  companies.  The cost of this  compliance has increased  significantly with the implementation of the provisions of  Sarbanes-Oxley,  including but not limited to,  significant  costs and burdens of compliance  with the  forthcoming internal  control  audit  requirements  of Section 404 of  Sarbanes-Oxley,  more commonly  referred to in this proxy  statement as Section 404. While the SEC has deferred  for another  year the  application  of Section 404 to  non-accelerated filers  including  the  Corporation,  the  cost of  implementing  Section  404's internal  control  procedures  is expected to be unduly  burdensome  and costly, considering our size and our decentralized control environment.  We have already incurred,  and would  continue to incur,  substantial  costs to implement  these procedures  unless and until we delist and  deregister.  In  addition,  we incur direct and indirect  expenses  associated  with listing the shares of our Common
Stock on the AMEX. We have also incurred  substantial indirect costs as a result of, among other things,  the  executive  time expended to prepare and review our public filings.

            In light of these  circumstances,  our Board of  Directors  believes that it is in our best interest to undertake  the reverse stock split,  enabling us to  deregister  our Common Stock under the Exchange Act.  Deregistering  will relieve us of the  administrative  burden,  cost and  competitive  disadvantages associated  with filing reports and otherwise  complying  with the  requirements imposed under the Exchange Act and Sarbanes-Oxley.

            Our  management  retained  consultants,  starting  in July 2004,  to assist us in preparing to comply with the requirements of Section 404, including expending  approximately  $300,000 in preparing a  preliminary  project and cost plan and  documentation of the internal  control  procedures at one of our seven principal subsidiaries.

            Our Chairman of the Board had certain  concerns that he first voiced in August 2004 which,  over time,  resulted in this  proposal.  He had  recently overseen Section 404 compliance  implementation at another company,  of which he is chief  executive  officer.  He recognized  that the  significant  costs (both out-of-pocket and internal) that were being incurred at this other company would be magnified for the Corporation  due to its management  philosophy and business plan. We have primarily  grown through the  acquisition  of small,  stand-alone, non-publicly reporting companies.  When we acquire local telephone subsidiaries, our  philosophy  is to  maintain  decentralized  operations  and to allow  these subsidiaries to maintain their  administrative  office  locations,  staffing and business  systems as they were prior to their  acquisition.  In particular,  the accounting personnel have generally been retained in such local office locations to insure continuity of operations.  Management believes that having individuals who record the  accounting  entries for a subsidiary  in close  proximity to the subsidiary's  operations  helps  to  insure  accuracy  of  financial  reporting.
However, this decentralization  leads to a lack of standardization of procedures

                                       11

and processes and a limited number of employees at each  location.  As a result, our Chairman believed that the Corporation would require  significantly  greater resources,  both in terms of dollars  spent and  management  time  diverted,  to accomplish the detailed documentation, as well as management and auditor testing requirements  required by Section 404,  than would be the case for  companies of similar  overall  size  with  centralized  organizations.  In  addition,  he was concerned that the steps to implement these requirements could impair our local, customer-driven  focus and would divert employees of our operating  subsidiaries
from  running  their  businesses.   Finally,   the  Chairman  posited  that  the
significant time requirements relating to Section 404 compliance, which would be imposed  on our  corporate  officers  and  independent  directors,  would not be justified by their benefits and would divert  management's  attention from other matters.

            In response to his  concerns,  our officers and  directors  began to evaluate  whether we were  achieving  the  benefits  of being a publicly  traded company  when  weighed  against the costs of  maintaining  our public  reporting obligations.  As discussed above, because of the nature of the trading market in our stock and our small market capitalization, we do not have the ability to use our Common Stock as consideration for acquisitions. Further, we do not currently have viable  opportunities  to raise  capital  through a public  offering of our
Common  Stock.  We have also been limited in our ability to use our Common Stock as a significant part of our employee compensation and incentive strategy.

            In  addition to the limited  benefits we have  realized  from having reporting  company  status,  we have determined that 8 of our 14 local telephone companies,  three of which had revenues in the $5 million  revenue  range,  with limited support staffs,  would be required to implement full  documentation  and testing under Section 404. When it  considered  the  constraints  imposed by the limited liquidity and trading volatility  associated with the low trading volume of our Common Stock on the AMEX, as well as the significant costs of Section 404 compliance, the Board viewed the Chairman's concerns as well-founded.

            At  our  December  2004  Board  meeting,  the  directors  informally approved  the  preliminary  steps  taken by  management  to  develop a  specific proposal to delist and  deregister,  including  a review of  publicly  available documents  of other  companies  that had  recently  undertaken  "going  private"
transactions,  and a determination of the  compatibility of such approaches with
the  Corporation's  situation.  With  the  assistance  of  counsel,   management
evaluated the alternatives presented in such documents and filings and developed a recommendation to be presented to the Board. Also in December 2004, management consulted  with counsel about  alternative  methods and procedures for delisting and deregistering our shares.

            On January  12,  2005,  at a meeting of the Audit  Committee  of our
Board of Directors,  our independent auditors,  Deloitte & Touche LLP, discussed new accounting  pronouncements  regarding the SEC's final rules for implementing
Section 404. In the course of that meeting,  Deloitte & Touche expressed concern over the  Corporation's  readiness  to comply with  Section  404,  even with the assistance of consultants  already  retained by the  Corporation.  Specifically,
Deloitte & Touche was concerned that the limited personnel  resources at each of the  Corporation's  subsidiaries,  coupled  with  the  geographically  dispersed operations, the lack of centralization of subsidiary processes and controls, and the use of primarily  internal resources to document key processes and controls, could make Section 404 compliance difficult. Deloitte & Touche advised the audit committee to consider  expanding its use of external resources to supplement the
Corporation's efforts.
* * *

            Following  this audit  committee  meeting,  management  continued to refine the proposal and directors  had informal  discussions  among  themselves, which  discussions  involved  the  alternatives  to  the  reverse  stock  split, including an issuer tender offer, a traditional stock repurchase  program and an odd-lot repurchase program. (The alternatives are discussed in greater detail in

                                       12

directors) have elected,  pursuant to the provisions of the  Corporation's  401k plan,  to have a portion of their  contributions  to that plan used to  purchase shares of the Corporation's Common Stock while the transaction is pending.  Such purchases are made by the trustee of the plan at  prevailing  market prices on a non-discretionary basis. Except as set forth above, the Corporation is not aware that any  directors  or officers  intend to acquire  shares  while the  proposed reverse stock split is pending.  See "Special Interests of Affiliated Persons in the Transaction."

            The par value of the  shares of our  Common  Stock will be $0.01 per share following consummation of the reverse stock split.

            SCHEDULE 13E-3 FILING

            The reverse stock split is considered a "going private"  transaction as defined in Rule  13e-3  promulgated  under the  Exchange  Act,  because it is intended to terminate the  registration  of our Common Stock under Section 12(b)
of the Exchange Act and suspend our duty to file periodic  reports with the SEC.
Consequently, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.

* * *
ADVANTAGES OF THE PROPOSAL

            COST SAVINGS

            As  a  result  of  recent  corporate  governance  scandals  and  the legislative and litigation  environment resulting from those scandals, the costs of being a public reporting  company have increased for those companies  subject to Section 404  requirements,  and the costs of our remaining a public reporting company are expected to increase  substantially in the near future.  Legislation such as  Sarbanes-Oxley  will  continue  to have the  effect of  increasing  the compliance  burdens  and  potential  liabilities  of  being a  public  reporting company.  It will  increase  audit fees and other costs of  compliance,  such as securities  counsel  fees,  as well  as  outside  director  fees  and  potential liability  faced  by our  officers  and  directors.  We also  incur  substantial indirect  costs as a result  of,  among  other  things,  our  management's  time expended to prepare and review our public filings.

            Our Board of Directors  believes that by deregistering our shares of
Common Stock and suspending our periodic reporting obligations,  we will realize annual cost savings of approximately $1.7 million as follows:

                                                                                     Estimated Ongoing
                                                            Estimated Ongoing       Annual Cost Savings
                                                             Annual Costs of         Remaining Listed
                                                            Remaining Listed          from Delisting
              Public Company Fees and Costs:                 and Registered          and Deregistering
              -----------------------------                  --------------          -----------------

              AMEX listing fees                                 $   15,000               $   15,000
              Printing, mailing and filing costs                     9,000                    5,000
              Audit fees                                         1,310,000                  400,000
              Other fees                                            15,000                   10,000
                                                                ----------               ----------
              Subtotal                                          $1,349,000               $  430,000

              Sarbanes-Oxley Compliance Fees:
              Attestation fees                                  $1,000,000               $1,000,000
              Consultants fees                                     270,000                  270,000
                                                                ----------               ----------
                                                                $1,270,000               $1,270,000
                                                                ----------               ----------
                                                                $2,619,000               $1,700,000
                                                                ==========               ==========

                                       17

            These estimated annual cost savings reflect, among other things: (i)
a reduction in audit,  attestation  and related fees,  (ii) the  elimination  of
costs   associated  with  filing  periodic  reports  with  the  SEC,  (iii)  the elimination of costs  associated  with the listing of shares of our Common Stock on the AMEX and (iv) the  reduction in direct  miscellaneous  clerical and other expenses, including printing, stock transfer and proxy solicitation expenses.

            Compliance with Section 404 would require  significant  expenditures during  the  initial  fiscal  year of  compliance,  including  costs  related to computer  software  and  hardware  and  fees to  third  parties  for  compliance planning,  assessment,  documentation  and  testing.  Management  estimates  the increased  fees to third  parties  during  the  initial  year of  compliance  at approximately  $500,000.  The initial year will require  significant  consulting costs to help the Corporation  document control narratives and control matrices, remediate where controls are considered less than adequate,  and determine which controls should be tested.  In 2004, the Company  incurred  $300,000 in external consulting costs to document the controls at one subsidiary.  The  Corporation's management expects to be able to utilize the work performed at the subsidiary to serve as a model for the other subsidiaries.  However,  due to the Corporation's limited personnel resources,  it would take two consultants more than six months to complete the initial documentation and remediation required.  The Corporation estimates that two consultants  would be retained for 1,250 hours each at a cost of $200 per hour,  for a total of $500,000.  This is in addition to the $300,000 spent in 2004. The  Corporation  believes the $500,000 amount  represents  costs that are over and above the ongoing annual cost to update the  documentation and perform  required  testing.  In addition,  the  estimated  annual costs and cost savings do not include  other costs that  management  and the Board of Directors believe are  substantial,  though  difficult or impossible to quantify,  such as internal and outside legal expenses related to being a public reporting company, management  and internal  clerical  support  time devoted to this area,  and the increased risk of liability associated with being a reporting company.
* * *

            The cost  savings  figures set forth above are only  estimates.  The actual savings we realize from the  transaction may be higher or lower than such estimates,  depending,  among other things,  on how promptly we  consummate  the reverse  stock split.  Estimates of the annual  savings to be realized are based upon (i) the actual costs to us of the services and disbursements in each of the categories listed above that are reflected in our financial records and (ii) the allocation  to each  category of  management's  estimates  of the portion of the expenses and  disbursements in such category  believed to be solely or primarily attributable  to  our  public  reporting  company  status.  In  some  instances, management's cost saving expectations were based on information provided or upon verifiable  assumptions.  For example,  our  auditors,  Deloitte & Touche,  have informally  advised us that there will be a reduction in auditing  fees if we no longer  continue as a public  reporting  company,  though the  estimated  annual savings were developed by management.

            OPPORTUNITY FOR CASHED OUT STOCKHOLDERS TO SELL THEIR HOLDINGS AT OR
ABOVE  THE  THEN  CURRENT  MARKET  TRADING  PRICE,  WITHOUT  BROKERAGE  FEES  OR
COMMISSIONS

            In connection  with the reverse stock split,  our Board of Directors determined that a fair price for this  transaction to Cashed Out Stockholders is the fair market value as set forth in the section  "Background  of the Proposal"
of this proxy  statement,  because it provides them an  opportunity to liquidate their holdings at a fair price without brokerage commissions.

            ABILITY TO CONTROL DECISION WHETHER TO REMAIN AS A STOCKHOLDER

            Another  factor  considered by our Board of Directors in determining the fairness of the transaction to our unaffiliated stockholders is that current holders  of fewer  than  100  shares  of our  Common  Stock  can  remain  as our stockholders,  even if the reverse  stock  split is  consummated,  by  acquiring additional  shares  so that they own at least 100  shares  of our  Common  Stock

                                       18

            tendering into the program,  would likely  necessitate a longer time frame than that of the reverse stock split.

         o  MAINTAINING  THE STATUS QUO. Our Board of Directors also  considered maintaining the status quo. In that case, we would continue to incur the expenses of being a public  reporting  company without  enjoying the benefits traditionally  associated with public reporting company status.

            Expense  reductions  may be  achievable  through  centralization  of various functions (e.g., accounting, receivables and payables, etc.)
            and  moving  financing  activities  up to  the  parent  level.  This approach  has  always  been  rejected  in favor  of a  decentralized
            approach   which   maintains   autonomy   for   management   at  the
            Corporation's operating subsidiaries.  Both management and the Board of Directors  believe this  distinguishes  the Corporation  from its competitors  and makes it an attractive  company to sell a privately owned  business to.  Despite this,  the Board of Directors  recently approved a $10 million  capital  budget for 2005, as compared to $22 million  for  2004.  However,  the  Corporation  continues  to  face significant  cash  expenditures in defending the Taylor False Claims
            Act case disclosed in the Corporation's  Annual Report on Form 10-K, which expenditures to date are approximately $5,000,000. Although we believe that this lawsuit is completely  without merit,  the alleged damages  sought  by  plaintiff  in this  case  are in  excess  of $1 billion, an indeterminate proportion of which might have to be borne by the  Company,  making us an  unattractive  candidate  for a third party buy-out at this time.

FAIRNESS OF THE REVERSE STOCK SPLIT

            Our Board of Directors has fully  reviewed and considered the terms, purpose, alternatives and effects of the reverse stock split and has unanimously determined (including by a majority of directors who are not our employees) that the transaction is in our best interests and is  substantively  and procedurally fair to the unaffiliated stockholders.

* * *
            The  reverse  stock split is not  structured  in such a way so as to require the  approval of at least a majority of our  unaffiliated  stockholders, because our affiliated  stockholders  only own  approximately  26% of our voting securities.  Despite the  foregoing,  our Board of Directors  believes  that the
reverse   stock  split  is   substantively   and   procedurally   fair  to  each
differently-impacted group of stockholders - those unaffiliated stockholders who will be cashed-out and those  unaffiliated  stockholders  who will be Continuing
Stockholders - due to: (i) the requirement  that the proposal receive a majority vote, including a substantial portion of the unaffiliated stockholders, in order to be approved and (ii) the ability of the unaffiliated stockholders,  by taking the  steps  described  in the  eighth  and ninth  questions  and  answers  under
"Questions and Answers about the Meeting and  Proposals," to switch their status from Cashed Out  Stockholder to Continuing  Stockholder  (or vice versa) as they see fit.  Further,  Continuing  Stockholders have the advantage of continuing as stockholders in a company that will not be subject to the costs  associated with compliance with Section 404 of  Sarbanes-Oxley.  This savings will significantly decrease our ongoing expenses, which will improve our liquidity.
* * *

            In  evaluating  the fairness of the reverse stock split with respect to the  unaffiliated  stockholders  in  particular,  our Board of Directors also noted that the transaction  would not  differentiate  among  stockholders on the basis of affiliate status.  The sole determining factor in whether a stockholder will become a Cashed Out Stockholder or a Continuing  Stockholder as a result of the  reverse  stock  split is the  number  of  shares  held by such  stockholder immediately  before the  effective  time of the reverse  stock  split.  For this reason the Board did not  consider  it  necessary  to  appoint  an  unaffiliated representative  to act  solely  on behalf of the  unaffiliated  stockholders  in negotiating  or  preparing a report on the  transaction.  Our Board of Directors

                                       30